UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER
03211P103

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AmpliPhi Biosciences Corporation

Full Name of Registrant

Former Name if Applicable

4870 Sadler Road, Suite 300

Address of Principal Executive Office (Street and Number)

Glen Allen, Virginia 23060

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AmpliPhi Biosciences Corporation (the “Registrant”) is unable to file, without unreasonable effort or expense, its annual report on Form 10-K for the fiscal year ended December 31, 2014 within the prescribed time period. As previously disclosed on the current report on Form 8-K that the Registrant filed with the Securities and Exchange Commission on March 9, 2015, in the course of preparing its financial statements for the year ended December 31, 2014, the Registrant determined that its financial statements for the fiscal periods ended December 31, 2013, and the interim periods ended September 30, 2014, June 30, 2014 and March 31, 2014 should be restated due to the incorrect recording of certain non-cash items. The Registrant’s accounting review of these matters in connection with the preparation of the Registrant’s financial statements for the fiscal year ended December 31, 2014, is ongoing.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David E. Bosher	(804)	205-5067
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is continuing its analysis of certain non-cash items that that the Registrant has identified have been recorded incorrectly. The following items substantially comprise the items that will reflect a material change from results of operations previously reported for the periods noted above:

The Registrant intends to reclassify its redeemable convertible preferred stock from shareholders’ equity (deficit) to temporary equity. This reduces net income attributable to common stockholders by the accretion to the redemption value. Previously, the Registrant had treated this instrument as permanent equity and had not recorded the accretion in redemption value. The accretion reduced net income attributable to common stockholders by approximately $618,000 for the year ended December 31, 2013.

The Registrant previously accounted for certain warrants issued in 2011 as equity instruments. Upon further evaluation, the Registrant has determined that these warrants should be recorded as liability instruments. This change resulted in the establishment of a $560,000 liability at December 31, 2013.

The Registrant, based on additional review, has revised its purchase accounting for two acquisitions effected in 2011 and 2012 by the establishment of deferred tax liabilities associated with the IPR&D acquired in those transactions. This change resulted in corresponding increases in goodwill and deferred tax liabilities of $3,078,000 as of December 31, 2013.

The Registrant, based on additional review, has adjusted the assumptions used in the valuation of its embedded derivative liability associated with its redeemable convertible preferred stock and warrant liability at December 31, 2013. This change reduced shareholders’ equity (deficit) by $6.0 million at December 31, 2013. The change increased the Registrant’s 2013 net loss by $6.0 million.

These items have no impact on the Registrant’s reported cash balances or net cash flows.

AmpliPhi Biosciences Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2015	By	/s/ David E. Bosher
David E. Bosher
Chief Financial Officer